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                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number: 33-67854
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                           NOTIFICATION OF LATE FILING

(Check one): [X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ] Form N-SAR

         For Period Ended:   December 30, 2000
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F         [ ] Transition Report on Form  N-SAR

[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                CMI Industries, Inc.
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Former name if applicable:              Not applicable
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Address of principal executive office:  1301 Gervais Street, Suite 700
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City, state and zip code:               Columbia, South Carolina 29201
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                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  CMI Industries, Inc. (the "Corporation") is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 30, 2000 (the "Annual Report") by March 30, 2001, the prescribed deadline for filing, for the following reason. The Corporation's accountants recently brought to the attention of the Corporation an accounting issue which the Corporation does not expect to have a material impact upon the financial results or statements of the Corporation. The Corporation and its accountants are diligently working through the accounting issue; however, the Corporation believes that the delay in filing will allow the Corporation to focus upon the issue and to cause its officers and employees to provide complete and accurate financial results after having worked through the accounting issue.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  James A. Ovenden         (803)             771-4434
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                      (Name)             (Area Code)    (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       As noted in the Corporation's Form 8-K as filed with the Commission on February 5, 2001, the Corporation reported the closing of its Geneva and Bailey facilities, and the consolidation of certain technologies from these closed facilities to its Vance Complex in Clinton, S.C. At the time of filing the Form 8-K on February 5, 2001, the Corporation anticipated reporting a charge of $5.0 million associated with the plant closings but this charge has now been adjusted upwards to $6.1 million. Although the Corporation believes the downsizing and consolidation initiatives will allow the Corporation's Greige Fabrics Division to compete more cost effectively in the current environment, because market conditions have continued to deteriorate for greige fabrics, the Corporation can no longer project sufficient cash flows from the Vance Complex to cover the carrying amounts of the remaining underlying assets. Consequently, as of December 30, 2000, the Company will also report a $12 million impairment charge on the buildings and machinery and equipment associated with this business. The $6.1 million charge for plant closings and the $12.0 million impairment charge will both be included in the provision for restructuring and other nonrecurring asset write-offs caption in the results of operations for fiscal 2000.


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                              CMI INDUSTRIES, INC.

                  (Name of registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    April 2, 2001                By:/s/ JAMES A. OVENDEN
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                                             James A. Ovenden
                                             Executive Vice President and Chief
                                             Financial Officer